Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

October 26, 2023

Kibum Park U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	JVSPAC Acquisition Corp.

Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted October 6, 2023

CIK No. 0001866001

Dear Mr. Park:

On behalf of our client, JVSPAC Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated October 20, 2023 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

October 26, 2023 Page 2

Amendment No. 2 to Draft Registration Statement submitted October 6, 2023

Cover Page

1.	We reissue comment 2. We note the disclosure on the cover page that if you "enter into a business combination with a target business operating in China, the combined company may face risks associated with regulatory approvals of the proposed business combination between us and the target, offshore offerings, anti-monopoly regulatory actions, and cybersecurity and data privacy." Please revise this disclosure and similar disclosure throughout the prospectus to disclose that you currently face such risks, even without a business combination with a company operating in China, based upon the location of the company in the PRC. Your disclosure should make clear whether these risks could result in a material change in your operations, including your search for a target business.

Response: The Company has revised the disclosure on the cover page and on pages 10, 76, 109, 110 and 111 of the Amended Registration Statement in response to the Staff’s comment.

Summary, page 2

2.	We reissue comment 3. Provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

Response: The Company has revised the disclosure on the cover page and on pages 11, 69, and 110 of the Amended Registration Statement to clarify that while the Company is currently a single entity and does not engage in any cash transfers, it would be subject to certain PRC rules and regulations if it expanded its structure and tried to make transfers within its organization, outside the PRC, or to US investors.

3.	Please revise your summary to clearly address the legal and operational risks associated with being based in China.

Response: The Company has added a section entitled “Legal and Operational Risks Associated with being based in China” beginning on page 10 of the Amended Registration Statement.

4.	We reissue comment 6. Disclose each permission or approval that you are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

October 26, 2023 Page 3

Response: The Company has revised the disclosure on page 12 of the Amended Registration Statement in accordance with the Staff’s comment.

Summary Risk Factors, page 27

5.	We partially reissue comment 8. Please revise the Summary of Risk Factors to reflect their applicability of the current company, not just post business combination company, due to your location in Hong Kong. In particular, describe the significant regulatory, liquidity, and enforcement risks, including the risk that the Chinese government may intervene or influence your operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations, including your search for a target business.

Response: The Company has revised the disclosure on page 33 of the Amended Registration Statement in accordance with the Staff’s comment.

Risk Factors, page 31

6.	We note your response to comment 9. Please clearly disclose in the prospectus, if true that you do not believe that the excise tax enacted as part of the Inflation Reduction Act will be applicable to you and that you will not change your corporate structure as a non-US entity such that stock buyback excise tax under the Inflation Reduction Act would apply.

Response: The Company has revised the disclosure on page 51 of the Amended Registration Statement in accordance with the Staff’s comment.

Enforceability of Civil Liabilities, page 83

7.	We partially reissue comment 13. Please discuss more specifically the limitations on investors being able to effect service of process in Hong Kong. Please also discuss the cost and time constraints of potential actions brought in Hong Kong or Mainland China.

Response: The Company has revised the disclosure on page 90 of the Amended Registration Statement in response to the Staff’s comment.

October 26, 2023 Page 4

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso

Giovanni Caruso
Partner